DEXIA

Group


05006067

The Secretary-General


SEC MAIL PROCESSING
FEB 2 3 2005
WASH. D.C.
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room ~~3094 (3-6)~~ 3011 3-2
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

February 11th, 2005

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press releases of February 9 and 11, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

i.o. Paul Delva
Deputy Secretary General

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
MAR 03 2005
THOMSON FINANCIAL

dle 3/2

Dexia S.A.
Square de Meeûs 1 - B-1000 Brussels - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - R.C.B. 604.748
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

5031-5 0008U1

PRESS RELEASE



Dexia - 1, Sq. de Meeûs B-1000 Brussels - T. : 02 222 49 95 - F. : 02 222 90 90 - pressdexia@dexia.be
Account No. 068-2113620-17 - RPM Brussels VAT BE 0458.548.296

9/2/2005
7 p.

Dexia Group – Business Review 2004

- **Another excellent year in public finance after a record 2003**
- **Volumes ahead in retail financial services, with resumed demand in mutual funds**
- **Good commercial performance in investment management services**

Public/Project Finance and Credit Enhancement		Annual growth rate
Long-term outstandings* at 31/12/2004:	EUR 193.0 billion	+9%
New long-term lending** in 2004:	EUR 34.4 billion	+1%
FSA net par outstanding at 31/12/2004:	USD 318.7 billion	+10%
FSA gross Present Value originations in 2004:	USD 927 million	+4%
Retail Financial Services		
Customer assets at 31/12/2004:	EUR 87.8 billion	+7%
Customers loans at 31/12/2004:	EUR 24.2 billion	+6%
Insurance premiums collected in 2004:	EUR 2,498 million	+14%
Investment Management Services		
Private banking customer assets at 31/12/2004:	EUR 27.7 billion	=
Assets under management at 31/12/2004:	EUR 85.8 billion	+12%
Assets under custody at 31/12/2004:	EUR 348.3 billion	+15%

* excluding affiliates
** excluding Germany and affiliates

The Board of Directors of Dexia met on Thursday, February 3, 2005 and reviewed the business report.

1. Public/Project Finance and Credit Enhancement

Long-term outstandings[1] reached EUR 193.0 billion at year-end 2004, up 8.6% over the last 12 months (of which EUR 176.8 billion in the local public sector, up 9.1% over the last 12 months). At constant exchange rate, the rise would have been +9.8% over the year.

Long-term outstandings

In billions of EUR	Long-term outstandings 31/12/2003	Long-term outstandings 31/12/2004	Variation
France	**55.3**	**57.7**	**+4.4%**
Belgium	**27.0**	**27.8**	**+3.2%**
Italy	**24.8**	**28.5**	**+15.0%**
America	**24.1**	**26.8**	**+11.3%**
Spain	**3.9**	**4.9**	**+28.3%**
United Kingdom	**3.6**	**4.6**	**+29.4%**
Sweden	**3.2**	**3.4**	**+7.7%**
Luxembourg	**1.1**	**1.2**	**+6.5%**
The Netherlands	**0.7**	**0.7**	**-2.7%**
Israel	**0.3**	**0.3**	**+1.8%**
Slovakia	**0.4**	**0.6**	**+44.1%**
Head Office*	**3.6**	**4.9**	**+34.0%**
Germany	**29.8**	**31.5**	**+5.7%**
Total[1]	**177.7**	**193.0**	**+8.6%**

*For other countries where Dexia has no local offices

Long-term financing originations[2] amounted to EUR 34.4 billion for the full year 2004, up 0.7% compared to 2003 (+2.4% at constant exchange rate). This is the result of strong increase in new originations in France, Belgium, Spain and United Kingdom, while business has curbed in America and Italy compared to record high-levels reached in 2003.

Long-term originations

In billions of EUR	New long-term lending in 2003	New long-term lending in 2004	Variation
France	8.7	10.2	+17.0%
Belgium	4.1	4.9	+18.0%
Italy	7.0	5.7	-17.6%
Spain	1.4	1.2	+13.9%
United Kingdom	1.3	1.7	+27.1%
Sweden	0.5	0.8	+70.7%
Luxembourg	0.3	0.2	-31.7%
The Netherlands	0.1	0.3	x2.2
Israel	0.1	0.1	-29.3%
Slovakia	0.2	0.3	+68.4%
America	9.5	6.8	-29.0%
Head office*	1.0	2.0	+94.3%
Total[2]	**34.2**	**34.4**	**+0.7%**

*For other countries where Dexia has no local offices

[1] Excluding affiliates (mainly Kommunalkredit Austria)
[2] Excluding Germany and affiliates

In **France**, new lending in 2004 amounted to EUR 10.2 billion, of which EUR 9.8 billion for the local public sector. This progression (+17.0%) is due to the revival in the local authorities market as well as strong volumes originated with satellites of local authorities (such as public hospitals or social housing). Business with local authorities was particularly strong during the second half of the year, following a quiet period in the first half in an electoral context. Dexia managed to increase its leading market share, above 42%. Long-term outstandings amounted to EUR 57.7 billion at year-end 2004, a +4.4% increase in one year.

In **Belgium**, production reached EUR 4.9 billion in 2004, up 18.0% compared to 2003. This rise is even more significant looking at the local public sector alone (EUR 3.2 billion, up 22.9%). This growth was driven by business with "other local players" and was also due to large transactions booked in the fourth quarter of the year with local authorities. In 2004, Dexia Bank maintained its 80% market share in the local authorities market. At year-end 2004, long-term outstandings amounted to EUR 27.8 billion, a 3.2% increase in one year.

In **Italy**, new business amounted to EUR 5.7 billion in 2004, down 17.6% from the record level of 2003. However, the activity remained quite strong, especially in bond issues that represented 40% of new financing commitments. Dexia Crediop together with Dexia Capital Markets participated in many transactions with large local authorities, notably the regions. The activity was extremely strong in 2004 (5 times the volumes of 2003) in financing infrastructures in the transportation and wind energy sectors. Several of these transactions were guaranteed by the Italian State. As of December 31, 2004, long-term outstanding reached EUR 28.5 billion, up 15.0% compared to one year earlier.

In **America**, production reached EUR 6.8 billion (USD 8.4 billion) in 2004, down 29.0% compared to 2003, or down 22.5% at constant exchange rate. The business in the Municipal sector was indeed affected by a decreasing market. The downward trend experienced in the first half became less marked over the whole year: Dexia New-York managed to increase its liquidity guarantees business and found new opportunities in the US Muni market. At year-end, outstanding loans reached EUR 26.8 billion (or USD 36.5 billion), up 11.3% (or 20.0% in dollar terms).

In **Spain**, originations of Dexia Sabadell Banco Local (DSBL) amounted to EUR 1.4 billion, of which EUR 1.2 billion came from the local public sector. This rise of 13.9% compared to 2003 is considerable taking into account that the local debt market was quite flat. This was achieved through large transactions with the City of Madrid and the Regions of Catalonia and Valencia. In Project Finance, DSBL has arranged and underwritten several transactions in the transportation, the wastewater treatment and the wind energy sectors. As of December 31, 2004, long-term outstanding in Spain reached EUR 4.9 billion, up 28.3% in one year.

In the **United Kingdom**, originations totalled EUR 1.7 billion in 2004, up 27.1% compared to 2003. EUR 1.1 billion new transactions were booked in the public sector, which represents a significant increase compared to the previous year (+72.3%); this is the result of the successful marketing of a new product. Dexia was also very active in arranging infrastructure finance (hospitals, schools and universities) and one of the leading institutions in the PFI sector in 2004, in the pioneer country of Private Public Partnership.

For the activities carried out directly from the **Head Office**, Dexia financed many local authorities worldwide: in Portugal, in Switzerland, in Japan (City of Tokyo) and also in Poland (City of Warsaw). Several Project Finance transactions were also completed during the year, including projects in the transportation, oil and gas and wind energy sectors.

In January 2005, the Infrastructure Journal named Dexia "Renewable Arranger for the Year 2004", awarding the bank for all operations carried out over the year 2004 in the renewable energies sector, notably in the wind energy sector.

Other noteworthy matters concern:

- Germany, where Dexia Hypothekenbank Berlin continued to develop its offering of structured products to local authorities. Outstandings of structured loans reached EUR 2.1 billion at year-end 2004.

- Austria, where originations of Kommunalkredit Austria – 49% owned by Dexia – were up 22.9% to reach EUR 3.0 billion, including joint-transactions with Dexia, notably in Eastern Europe. Total Kommunalkredit Austria outstanding amounted to EUR 9.9 billion as of December 31, 2004.

Debt management volumes reached EUR 10.1 billion in 2004 (EUR 14.6 billion in 2003). In France, activity amounted to EUR 6.0 billion, the second half of the year catching up with the slow start in the beginning of the year, due to regional elections. In Belgium, active debt management applied to EUR 2.9 billion outstandings (less than the EUR 5.4 billion in 2003 during which a few very large transactions were implemented). Volumes in Italy reached EUR 1.2 billion.

Short-term loans amounted to EUR 19.2 billion as of December 31, 2004, the outstanding being mainly split between France and Belgium. They were down 22.9% for several reasons, most notably due to the fact that some short-term facilities have been consolidated in long-term outstandings.

Deposits and assets under management of the business line's customers have continued to increase and reached EUR 26.1 billion by the end of 2004, up 19.0% on one year earlier.

Finally, ***insurance services*** (excluding FSA) have also continued to grow. These activities cater primarily to local authority employees and also to institutional customers in Belgium and in France. These include brokerage activities, conducted mainly by Dexia Sofaxis (premiums were EUR 343 million in 2004, up 15.2% compared to 2003). For Dexia Insurance (Belgium and France), premiums totalled EUR 225 million (up 38.0% on 2003), of which EUR 172 million for life insurance products.

Regarding ***FSA*** (Financial Security Assurance), the activity in 2004 exceeded the record 2003 level[3]. Gross Present Value (PV) premiums reached USD 927 million, up 3.6% compared to 2003. USD 433 million of this total was in the US Municipal sector (down 10.3% compared to 2003). New issue volumes in the US municipal bond market declined in 2004 compared to the high level of 2003 supported by the large amounts of refinancing in a context of low interest rates. US Asset-Backed Securities (ABS) originations increased by 31.9%, generating USD 234 million of gross PV premiums. Regarding International business, new transactions insured totalled USD 186 million PV premiums. FSA had expected to insure a greater number of infrastructure transactions during the year, but some significant transactions were postponed. This will increase the transaction pipeline for 2005. Finally, PV Net Interest Margin in the financial products segment rose 67.1% for the full year, reflecting increased activity in both municipal and structured guaranteed investment contracts. As of December 31, 2004, the net par outstanding reached USD 318.7 billion (+9.9% compared to end of December 2003), of which USD 195.5 billion relate to the Municipal sector.

FSA originations

In millions of USD	2003	2004	Variation
Gross PV premiums	**895**	**927**	**+3.6%**
US Municipal	483	433	-10.3%
US Asset-Backed Securities	178	234	+31.9%
International	190	186	-2.1%
Financial Products	44	74	+67.1%

[3] For more details on activity and financial results of FSA, see press release dated February 9 2005, available on FSA company website www.fsa.com

2. Retail Financial Services

These services are mainly carried out in Belgium and Luxembourg, where Dexia holds a large market position, and also in France where Dexia develops insurance business.

In 2004, interest rates remained globally low in Europe (with a flattening of the yield curve in the second part of the year) and equity capital markets continued to recover. While clients continued to prefer guaranteed-yield products in the first part of the year, demand in mutual funds resumed in the second half of the year.

At year-end 2004, ***customer assets*** were 7.3% ahead on the prior year, at EUR 87.8 billion. Balance-sheet products (EUR 56.8 billion) were up 2.4% over the last twelve months, with a change in the product mix (shift from saving bonds to savings accounts continued throughout the year), while off-balance-sheet products (mutual funds and insurance products) increased significantly over the year (+17.6% in one year), with an acceleration in the fourth quarter (+9.0% in the last three months of 2004).

Principal trends were as follows:

- A strong increase in savings accounts (+15.3%) in 2004, reaching EUR 28.9 billion at year-end; this is the result of the shift from savings bonds (-21.8% in one year) to savings accounts. The growth rate of this product slowed down in the second half of the year, customers preferring to invest in mutual funds.
- A slight increase in other deposits (+4.3% over 12 months).
- A strong increase in mutual funds, especially in the fourth quarter. Customer assets in mutual funds amounted to EUR 20.0 billion at year-end 2004, a 13.5% increase in one year (or EUR 2.4 billion). Net inflows represented 1.8 billion for the whole year and EUR 1.1 billion solely for the fourth quarter.

Customer assets (at quarter-end)

In billions of EUR	Dec. 03	March 04	June 04	Sept. 04	Dec. 04	Evol. Dec. 04 / Sept. 04	Evol. Dec. 04 / Dec. 03
Deposits	33.6	35.4	36.9	37.0	37.7	+2.0%	+12.5%
Savings accounts	*25.0*	*26.7*	*27.7*	*28.1*	*28.9*	*+2.7%*	*+15.3%*
Other deposits	*8.5*	*8.7*	*9.2*	*8.9*	*8.9*	*-0.3%*	*+4.3%*
Savings bonds	14.6	13.5	12.7	12.1	11.4	-5.5%	-21.8%
Dexia euro-bonds	7.4	7.3	7.3	7.6	7.7	+0.7%	+4.3%
Cooperator's shares	1.3	1.3	1.3	1.3	1.3	-	+1.8%
Mutual funds	17.7	18.3	18.3	18.6	20.0	+7.6%	+13.5%
Life insurance	7.4	7.8	8.2	8.5	9.6	+13.5%	+30.1%
Total customer assets	**81.8**	**83.5**	**84.6**	**85.1**	**87.8**	**+3.2%**	**+7.3%**

Regarding **insurance activities**, *technical reserves on life policies were up 30.1% in one year. This increase is explained both by better capital markets and good commercial performances in 2004, in all categories of policies.*

Premiums received sold to retail customers reached EUR 2,498 million in 2004, up 13.6% on 2003. The best performance came from unit-linked products – branch 23 - (+27.2% in one year), especially in France (Dexia Epargne Pension). In non-life, new premiums reached EUR 343 million, up 8.3% on 2003.

Earned insurance premiums

In millions of EUR	*2003*	*2004*	*Variation (%)*
Life	***1,883***	***2,155***	***+14.5%***
Branch 21	**1,339**	**1,463**	**+9.3%**
Branch 23	**544**	**692**	**+27.2%**
Non life	*317*	*343*	*+8.3%*
Total	***2,200***	***2,498***	***+13.6%***

At December 31, 2004, ***loans to retail customers*** reached EUR 24.2 billion, up 6.0% on the previous year, and 0.7% on three months. This increase stems mainly from the mortgage market: volumes were up 6.3% over 12 months and 1.5% over the last 3 months of the year to reach EUR 15.1 billion at year-end. Consumer loans declined slightly (-2.5% in one year). Loans to small and medium-sized companies (SMEs) and the self-employed continued to grow throughout the year (+8.0% over 12 months) and reached EUR 7.1 billion at year-end.

Customer loans (quarter-end)

In billions of EUR	Dec. 03	March 04	June 04	Sept. 04	Dec. 04	Evol. Dec. 04 / Sept. 04	Evol. Dec. 04 / Dec. 03
Loans to Customers	***16.2***	***16.4***	***16.6***	***16.8***	***17.0***	***+1.3%***	***+5.2%***
Mortgage loans	**14.2**	**14.4**	**14.6**	**14.9**	**15.1**	**+1.5%**	**+6.3%**
Consumer loans	**2.0**	**2.0**	**2.0**	**2.0**	**2.0**	**-0.4%**	**-2.5%**
Loans to SMEs	***6.6***	***6.9***	***7.1***	***7.2***	***7.1***	***-0.8%***	***+8.0%***
Total	***22.8***	***23.3***	***23.7***	***24.0***	***24.2***	***+0.7%***	***+6.0%***

3. Investment Management Services

Overall Investment Management Services progressed in 2004, with volumes up in Asset Management and Fund Administration, and flat in Private Banking. The fourth quarter showed strong activity and benefited from the stronger demand from retail clients for mutual funds.

Private Banking customer assets amounted to EUR 27.7 billion as of December 31, 2004, flat on one year and three months earlier. However, this amount does not include the assets managed by Banco Popular Privada, the joint venture in Spain between Banco Popular and Dexia, where assets totalled EUR 2.3 billion at year-end 2004, up 35.2% in one year.

A slight positive market effect (EUR +0.7 billion) was offset by net outflows, which occurred mostly in Luxembourg (EUR -0.8 billion, of which EUR -0.4 billion in the fourth quarter in the context of the Belgium tax amnesty). This was partly compensated for by net positive inflows in France, where customer assets increased by 6.9% in one year, and also in Belgium where Dexia Bank managed to obtain part of the funds coming from Luxembourg. Luxembourg now represents 69% of total assets, Switzerland 10%, France 10% and Belgium 10%. The portion of assets managed with a discretionary mandate represents 18% of total assets, those with an advisory mandate 40% and those with no mandate 42%.

- Private banking customer assets as of 31/12/2003 — EUR 27.7 billion
- Net inflow Nine months 2004 — EUR - 0.6 billion
- Market effect Nine months 2004 — EUR +0.6 billion
- Private banking customer assets as of 30/09/2004 — EUR 27.7 billion
- Net inflow Fourth Quarter 2004 — EUR -0.1 billion
- Market effect Fourth Quarter 2004 — EUR +0.1 billion
- **Private banking customer assets as of 31/12/2004 — EUR 27.7 billion**

Assets under management reached EUR 85.8 billion at year-end, up 12.3% (EUR +9.4 billion) on one year earlier. This evolution results from a positive market effect but mostly from strong organic growth (EUR 5.3 billion), both institutional clients and retail clients showing a greater appetite for mutual funds especially in the last part of the year. As of December 31, 2004, assets under management to institutional clients amounted to EUR 27.0 billion (EUR 18.3 billion of mandates and EUR 8.7 billion of mutual funds). Dexia AM, which manages EUR 71.2 billion assets, still shows a very good productivity ratio (costs represented 13 basis points of assets under management, stable on 2003), one of the lowest in the industry. This gives Dexia a strong competitive edge in the institutional market.

• Assets under management as of 31/12/2003	EUR 76.4 billion
• Net inflow Nine months 2004	EUR + 3.5 billion
• Market effect Nine months 2004	EUR + 2.3 billion
• Assets under management as of 30/09/2004	EUR 82.3 billion
• Net inflow Fourth Quarter 2004	EUR + 1.7 billion
• Market effect Fourth Quarter 2004	EUR + 1.8 billion
• **Assets under management as of 31/12/2004**	**EUR 85.8 billion (+12.3% in one year)**

Activity remained very strong in ***Fund Administration***.

Total assets under custody amounted to EUR 348.3 billion at year-end 2004, up 15.0% on one year earlier. Funds represent EUR 188.7 billion of the total, up 35.8% in one year. The activity has developed in new countries such as Italy, which completed Dexia Fund Services franchise in Europe (Luxembourg and France, the two largest European markets, Ireland, Belgium and the Netherlands).

The *central administration* activity has experienced growth (+8.4% in one year in terms of net asset value to calculate), with new mandates won in the fourth quarter. Dexia Fund Services acquired FMS Hoche in November 2004, a fund administration based in Paris, with a view to strengthening its position on the French market, the largest in Europe. This company will be consolidated as from 2005.

The *transfer agent* activity also improved, the number of transactions (subscriptions/repurchase) rose 41.7% in one year, with a strong rebound in the fourth quarter.

Share-leasing outstanding loans in the Netherlands were EUR 2.4 billion at year-end, falling significantly (-20.9%) from the level at December 31, 2003 (EUR 3.1 billion). The total lack of collateral for the portfolio amounted to 812 million at year-end.

Commenting on the activity in 2004, Pierre RICHARD, Group Chief Executive Officer, declared:
" 2004 demonstrates once again the efficiency of Dexia business model. We are pleased of the good business originations the group has achieved, as we regard them as essential to secure future earnings in the long-term."

Dexia reminds that an investor Day will be held in Paris on February 11, 2005.
A press release will be published the same day at 11:45 am, Paris/Brussels time.



Paris, Brussels, February 11, 2005, 11:45 am

PRESS RELEASE

Dexia Investor Day

The Dexia group is holding an Investor Day today in Paris, with four main themes being addressed:

1. Implementation of the IFRS – Modification of the accounting and analytic referentials

The impacts on management accounts of the reorganization decided in 2004 and effective in 2005, as well as the impacts of the changeover to IFRS, have been described by Rembert von LOWIS, Group Chief Financial Officer. The main impacts are summarized below.

Summary of main IFRS impacts

- Increase of the shareholders' equity in opening balance sheet as of January 1, 2004.
- The changeover to the new standards leads to a slight positive increase of the net income of the first quarter 2004.
- No negative impact is expected from the first application of the IAS 32&39 and IFRS 4 on the shareholders' equity in opening balance sheet as of January 1, 2005, except the impact of the treasury shares which will be deducted from them.
- The use of the "European Portfolio Hedge" ("carve out") will allow to appropriately reflect the current sound balance sheet management in the accounts, with a limited impact in terms of volatility of earnings and reserves.
- Some activities will generate accounting volatility.

The first time adoption of the IFRS as of January 1, 2004 (except IAS 32, IAS 39 and IFRS 4) leads to an increase by EUR 1,651 million of the group shareholder's equity (capital and reserves), from EUR 9,790 million under the previous standards to EUR 11,441 million under the new standards. This increase stems from (pre-tax impacts):

- General Banking Risks Reserves being now in equity: EUR + 1,793 million
- obligations regarding the pension benefits: EUR - 322 million
- reversal of provisions previously accounted in liabilities: EUR + 136 million
- adjustments on tangible assets: EUR + 24 million
- depreciation of intangible assets: EUR - 45 million
- other adjustments, including tax impacts: EUR + 65 million

Q1 2004 financial results of the group and of its various business lines under the new referentials were compared to those established under the previous ones. This comparison

underlines that, for the period concerned, whilst the structure of the income statement differs quite substantially, the net income under IFRS is only slightly above the one accounted for using the previous standards. Nevertheless the first quarter 2004 is not representative of the entire year, as certain expenses are incurred in the second part of the year, and besides IAS 32 &39 and IFRS 4 are not applied in 2004.

The impact of the first application of the IAS 32, IAS 39 and IFRS 4 standards on January 1, 2005 has been analyzed and more precisely, the classification of portfolios and the accounting treatment of derivatives in hedge relationships. The Dexia group has chosen to apply the European Portfolio Hedge ("carve out") regarding the hedging of its interest risk exposure. This option allows Dexia to appropriately reflect its current sound asset and liability management in the accounts, with a limited impact in terms of volatility of earnings and reserves. However, the changeover to the new standards will cause accounting volatility related to some activities (in Credit enhancement business and parts of Treasury and Financial Markets) either because those activities use derivatives which will be recognized at fair value with adjustments accounted for in the income statement (such as the Credit Default Swaps insured by FSA), or because they use derivatives for hedging purposes, with fair value adjustments recorded in the reserves.

2. New calculation method of Economic Capital

The Dexia group has undertaken to reform its methodology to calculate economic capital. It did so in view of the forthcoming introduction of new standards under Basel II, and so as to take the "pillar 2" prescriptions into account. The reform concerns three main aspects: i) the changeover from the scenario-based method to a more statistical method; ii) the consideration of all natures of risk for banking and insurance activities (credit risk, market risk, exchange risk, operational risk, behavioural risk, ...); and finally iii) the raising of the confidence interval to 99.97%, corresponding the AA/Aa2 criteria of rating agencies, which is the group's objective. The economic capital was calculated with this new method on the situation at June 30, 2004; it reaches EUR 8.7 billion and is thus materially below the regulatory capital on the same date (EUR 10,9 billion as Tier One ratio, and EUR 12,1 billion as total capital ratio, under current regulatory capital standards).

3. Present situation and prospects for the group's core business: Public/Project Finance and Credit Enhancement

Part of the investor day consists in presentations of Jacques GUERBER, member of the Management Board of Dexia, and Chief executive of the business line; Robert COCHRAN, Chairman & Chief Executive Officer of Financial Security Assurance (FSA) and Bruno DELETRE, Managing Director of Dexia Crédit Local.

Business results and FSA financial results, disclosed on February 9th, were discussed. Guidelines and strategies were developed concerning, among other, the enlargement of the range of products and service, the diversification in terms of types of customers, and the current and future development of new operations.

4. Performance and financial objectives of the group in the mid-term

Pierre RICHARD, Chairman and Chief Executive Officer of the Management Board of Dexia, started by talking about the year 2004. He then explained the main financial objectives of the group for 2007.

Earning growth expectations maintained for 2004

2004 was an excellent year for Dexia in terms of commercial activity as well as of earning growth, which was predicted early in the year. The expected high double-digit growth year on year is therefore confirmed both for the underlying earnings and for total earnings (i.e. including nonrecurring items). The group also completed its share buy-back objective for the year by reinvesting about EUR 700 million, representing 4% of the existing shares -which are to be cancelled upon decision of the next annual general shareholders meeting – and will carry on its share buy back program in 2005.

Financial objectives in the mid-term

The main hypotheses and contents of the 2007 plan, presented to the Board of Directors on February 3rd, have been described at the investor day. The main financial objectives are: i) an annual average growth of the earnings per share above 10%; ii) a growth of the dividend per share of at least 10% every year; iii) bring the cost/income ratio down to about 52.5% in 2007, and iv) achieve return on equity of 16.5% in 2007.

Pierre RICHARD declared:

"The main objective of our plan is the creation of value. The three years to come will be dedicated to the achievement of this goal but also to the preparation of our long-term future, by detecting future growth levers, while being conscious of our shareholder's increasing requirements in terms of efficient use of our capital.

Our priorities lie in the growth of the revenues of our business lines -, based on a targeted and bold commercial development -, on the careful management of costs and the search of synergies within the group.

Dexia benefits from an excellent visibility on its revenue and results. This stems directly from the nature itself of Dexia's activities. This fundamental characteristic of Dexia, and its structural ability to generate wealth, gives us the capacity, as was the case in 2004, to finance our organic development, deliver a robust and growing dividend, and make value creating investments."

The documents presented at the Investor Day are accessible on the website: www.dexia.com.

Contacts

Press:	**Paris: +33 1 43 92 80 20**	**Brussels: +32 2 222 44 01**
Investor Relations:	**Paris: +33 1 43 92 80 34**	**Brussels: +32 2 213 57 46**



Brussels, Paris, Amsterdam, 11 February 2005 at 7:30 a.m.

PRESS RELEASE

A significant step towards a settlement of the Share Leasing issue

- **Agreement between Aegon and Dexia**
- **Mr Wim Duisenberg to act as mediator**

Dexia and Aegon have reached an agreement regarding the situation of the share leasing products.

The two groups have agreed to put an end to their dispute. To this end, Aegon will contribute 218 M€ to Dexia, which will be paid in 2005. This will help Dexia Bank Nederland to resolve appropriately the cases of its clients facing financial difficulties, and allocate more funds to indemnify its clients, whether represented or not by a foundation.

On its side, Dexia will recognize additional expenses amounting to 207 M€ in its 4th quarter 2004 accounts, aimed at covering additional costs of allowances for the customers of Dexia Bank Nederland experiencing difficulties, as well as other foreseeable transactions. Note that the latter expenses will not modify the guidance already indicated concerning the progression of its 2004 results, several positive nonrecurring items having taken place during the same period. This expense does not cover legal risks related to spousal consent, which will depend on the decision of the Supreme Court of the Netherlands. A disclosure will be made in the annual financial reporting.

Under the aegis of the Central Bank of The Netherlands, Mr Wim Duisenberg, former Governor of the European Central Bank, has accepted to act as mediator to seek a settlement between Dexia Bank Nederland and its clients.

Dexia will give its full support to the mediator, and during the mediation process, Dexia will not introduce any new legal proceeding against its clients who are party to a share leasing contract.

Contacts:

Press: **Paris: +33 1 43 92 80 20** **Brussels: +32 2 222 44 01**
Amsterdam: +31 (0)6 26216773 / +31 (0)6 51092969

Investor Relations: **Paris: +33 1 43 92 80 34**